SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1 CA/CAAS Rua da Quitanda, nº 196, 25º andar. 22210-030 Rio de Janeiro - RJ RCA 931, de 25 e 26.05.2022 DEL-061, de 26.05.2022

CERTIFICATE

MINUTES OF THE NINTH THIRTY-FIRST MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELECTROBRAS

NIRE 53300000859/CNPJ nº 00001180/0001-26

It is hereby certified, for due purposes, that the 931st meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company” or “Eletrobras”) was installed on the twenty-fifth of May of the year two thousand and twenty-two, at 7:12 pm, with work suspension recorded at 8:58 pm. The meeting was resumed on the twenty-sixth day of May in the year two thousand and twenty-two, at 11:50 am, with the definitive closing of the work recorded at 11:58 am. The meeting took place by videoconference in a remote environment – Cisco WEBEX Meetings. The meeting took place by videoconference in a remote environment – Cisco WEBEX Meetings. The call took place on the nineteenth day of May in the year two thousand and twenty-two, pursuant to the Bylaws. The Director RUY FLAKS SCHNEIDER (RFS) assumed the remote presidency of the work on both days of the meeting. The Board Members RODRIGO LIMP NASCIMENTO (RLN), MARCELO DE SIQUEIRA FREITAS (MSF), FELIPE VILLELA DIAS (FVD), DANIEL ALVES FERREIRA (DAF) and JERÔNIMO ANTUNES (JEA) participated remotely in both days of the meeting. Board members ANA CAROLINA TANNURI LAFERTE MARINHO (ALM) and ANA SILVIA CORSO MATTE (ASM) only participated in the second day of the conclave. Director BRUNO EUSTÁQUIO FERREIRA CASTRO DE CARVALHO (BEC) participated in the first day of the meeting to integrate the quorum for the installation of the works and only to inform that he would not participate in the discussions and deliberations on the agenda due to a situation of potential conflict of interest , given that he is a member of the Board of Directors of SPE Madeira Energia S/A (MESA). Councilor BEC did not participate in the second day of the conclave. The Board Members CARLOS EDUARDO RODRIGUES PEREIRA (CRP) was justifiably absent from the meeting, his absence being understood as not participating in any segment of the conclave. The Governance Secretary BRUNO KLAPPER LOPES (BKL) and the Advisor to the Board of Directors FERNANDO KHOURY FRANCISCO JUNIOR (FKJ) also participated in the meeting. INSTRUCTION: Support material was made available to Directors through the Governance Portal. INSTALLATION AND RESOLUTION QUORUMS ON 05.26.2022: As prescribed by art. 28, caput, of Eletrobras' Bylaws, this conclave must be installed with the presence of the majority of its members, and its resolutions must be taken, as a general rule, by the majority of those present. The meeting was reinstated on 05.26.2022 with the presence of eight members, in compliance with the minimum quorum of six members, and with a minimum quorum for taking deliberations of five members, except in cases where there is an explicit record of change in the quorum of gifts on the occasion of the deliberation. The prior declaration of conflict of interest by the Director and/or his momentary absence from the conclave lead to his subtraction for the purposes of calculating the minimum quorum for the respective deliberation. DECISION: DEL-061, OF 05.26.2022. Madeira Energia – Exercise of the preemptive right to subscribe and pay in Furnas shares and the subscription and payment of any remaining shares. RES-235 of 05.25.2022. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the use of its attributions, substantiated in a decision of the Executive Board, in the favorable opinion expressed by the Statutory Audit and Risk Committee - CAE at the 257th meeting ended on 05.26.2022, in the support material and in the following documents: Resolution of Executive Board No. 235, of 05.25.2022; Report to the Executive Board PR-047, of 05.25.2022; Executive Summary PR-001, of 05.26.2022; RESOLVED: 1. to approve, in relation to SPE Madeira Energia S.A. (MESA or Company), in which Furnas

2 CA/CAAS Rua da Quitanda, nº 196, 25º andar. 22210-030 Rio de Janeiro - RJ RCA 931, de 25 e 26.05.2022 DEL-061, de 26.05.2022

participates with 43.0554% of the capital stock: 1.1. seek the granting of a waiver from Furnas' debenture holders for the subscription of new shares; 1.2. in case the negotiations for granting an additional period to make the contribution in question are unsuccessful, as well as evaluating alternatives to resolve the issue, such as, but not limited to, the installment of any debt related to arbitration and contributions in installments below the threshold of 5 % of adjusted EBITDA annually; 1.3. to approve the exercise of the preemptive right for the subscription of the capital increase and the payment of shares subscribed by Furnas in MESA, as resolved at the Extraordinary General Meeting of 04.29.2022, in the amount of R$ 681,373,829.44, referring to its equity interest in MESA, through the issuance of new common shares, nominative and without par value, at the issue price of R$ 0.1240 each, to be paid up in Brazilian currency, for the purpose of paying in Santo Antônio Energia S.A. (SAESA), through the issuance of new common shares, at the issue price of R$0.1842 each; 1.4. to approve that the shares be paid in with contributions in the country's currency; 1.5. to approve the signature of the respective Subscription Bulletin; 2. declared the availability of leftovers, approve that: 2.2. the creditors of SAESA's arbitration are informed about the administrative and legal procedures to be adopted based on the procedure and characterization of the contribution made by Furnas under the terms of this item; 2.7. the contribution of the complementary amounts resulting from the leftovers takes place within the limit approved by the Meeting that authorized the capital increase (AGE of 04.29.2022), and upon compliance with the relevant governance mechanisms; 2.8. Furnas sends a formal statement for the exercise of the subscription right, within the period to be set by the Company, of any remaining shares not subscribed by the other shareholders; 2.9. to approve, in compliance with the conditions indicated in item 1, the subscription of the totality of any remaining surpluses, resulting from the capital increase approved at the EGM of 04.29.2022, as well as the respective payment in Brazilian currency, up to the total limit of the remaining surpluses arising from the capital call; 4. determine that the Equity Management Department - PREG, the Legal Superintendence - PRJ, the Financial and Investor Relations Board - DF, the Governance Secretariat of the Board of Directors - CAAS and the General Secretariat - PRGS adopt, each within its scope of action, the necessary measures to comply with this Resolution. Deliberative quorum: Unanimity, registered the previous manifestation of the CAE. There being no further business on the matter in question, the collegiate determined the drawing up of this certificate which, after being read and approved, will be signed by the Chairman of the Board of Directors of Eletrobras. It is hereby registered that the material supporting the deliberation is filed at the Company's headquarters. The other resolutions made at that meeting were omitted in this certificate, as they relate to interests that are merely internal to the Company, legitimate caution, supported by the Management's duty of secrecy, according to the "caput" of article 155 of Law No. 6,404/76, being situated , therefore, outside the scope of the rule contained in § 1 of article 142 of the aforementioned Law. The resolution portrayed in this certificate is a true copy of the decision made in the minutes of the meeting in question and contained in the respective book of minutes of the Company. Chairman of the Board: RUY FLAKS SCHNEIDER (RFS). Directors: RODRIGO LIMP NASCIMENTO (RLN), MARCELO DE SIQUEIRA FREITAS (MSF), ANA CAROLINA TANNURI LAFERTE MARINHO (ALM), DANIEL ALVES FERREIRA (DAF), JERÔNIMO ANTUNES (JEA), ANA SILVIA CORSO MATTE (ASM) and FELIPE VILLELA DIAS (FVD) and BRUNO EUSTÁQUIO FERREIRA CASTRO DE CARVALHO (BEC).

Rio de Janeiro, June 01, 2022.

RUY FLAKS SCHNEIDER

Chairman of Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 2, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.